UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2015

Commission file number: 001-10533

Rio Tinto plc

(Translation of registrant’s name into English)

6 St James’s Square

London, SW1Y 4AD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-198655) OF RIO TINTO PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

As previously reported, in late May 2015, McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of certain Rio Tinto plc (“Rio Tinto”) U.S. employee share plans, notified the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), which administers the plans and acts as their fiduciary, that McGladrey believed certain services (the “Services”) that one of its associated entities had provided to affiliates of the plans during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the Securities and Exchange Commission’s (the “SEC”) rules on auditor independence. The relevant plans and the annual reports filed by the plans with the SEC that were affected (the “Affected Filings”) are noted below:

  U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Employees (the “Borax Plan”): Annual Report on Form 11-K for the fiscal years ended December 31, 2011, 2012 and 2013.

  Kennecott Utah Copper Savings Plan for Represented Employees: Annual Report on Form 11-K for the fiscal years ended December 31, 2011, 2012 and 2013.

  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan: Annual Report on Form 11-K for the fiscal years ended December 31, 2011, 2012 and 2013.

  Rio Tinto Alcan 401(k) Savings Plan for Former Employees: Annual Report on Form 11-K for the fiscal years ended December 31, 2011, 2012 and 2013 (together with the Borax Plan,  Kennecott Utah Copper Savings Plan for Represented Employees and the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan, the “Filing Plans”).

  Alcancorp Hourly Employees’ Savings Plan: Annual Report on Form 11-K for the fiscal years ended December 31, 2012 and  December 20, 2013.

  Alcancorp Employees’ Savings Plan: Annual Report on Form 11-K for the fiscal years ended December 31,  2012 and December 20, 2013 (together with the Filing Plans and the AlcanCorp Hourly Employees’ Savings Plan, the “Plans”).

Prior to such notification, the Plans did not believe there were any issues relating to McGladrey’s independence.

Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue.  However, in order to ensure that the audit of the Filing Plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of the Plans on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the Plan’s independent registered public accounting firm to audit each of the Plan’s financial statements. The relevant financial statements for the Registration Statement on Form S-8 currently on file for the Filing Plans comprise the statements of net assets available for benefits as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013 and the related notes to the financial statements.

On July 13, 2015, McGladrey notified the BGC that, despite its belief that the Services did not compromise its integrity or objectivity, it was withdrawing its audit reports for the Plans’ financial statements from the Affected Filings.

The Plans are in the process of amending the Affected Filings to remove the audit report of McGladrey and to label the financial statements as “unaudited.”.  As a result, the financial statements contained in the Affected Filings should not be relied upon.

ACM will be engaged to conduct the audits of the Plans’ financial statements for each of the Affected Filings. Upon completion of these audits, the Plans intend to refile their annual reports on Form 11-K for the respective fiscal years with the SEC for each Affected Filing. The Plans and ACM will work to complete the necessary audits as soon as reasonably practicable.

Until such time as the relevant audits are completed and the new audit reports are filed by way of amendment of the Affected Filings, the Plans must suspend all trading under the Filing Plans in the ordinary shares of Rio Tinto represented by American Depositary Shares in order to comply with applicable U.S. federal securities laws and the regulations promulgated thereunder.

The matters disclosed herein have been discussed with ACM, the Plans’ independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc

(Registrant)

By  /s/  Eleanor Evans_

Name: Eleanor Evans

Title:    Company Secretary

Date:   July 17, 2015